NAME OF REGISTRANT

Franklin Investors Securities Trust
File No. 811-04986

EXHIBIT ITEM No. 77D (g): Policies with
respect to security investments

SUPPLEMENT DATED OCTOBER 26, 2016
TO THE PROSPECTUS DATED MARCH 1, 2016
OF
FRANKLIN FLOATING RATE DAILY ACCESS FUND
(a series of Franklin Investor Securities Trust)

The Prospectus is amended as follows:

I.	The "Fund Details - Principal Investment Policies and
Practices" section is revised to add the following:

The Fund may invest in collateralized debt obligations (CDOs), principally collateralized loan obligations (CLOs). Generally
CDOs are types of asset-backed securities. CLOs are generally considered to be one type of CDOs. CLOs represent interests in a special purpose, bankruptcy-remote vehicle, typically a trust, collateralized by a pool generally comprised of corporate and/or sovereign loans, which may include, among others, senior secured loans, senior unsecured loans, and subordinate corporate loans made to domestic and foreign borrowers, including loans that may be rated below investment grade or equivalent unrated loans. In all types of CDOs, the interests in the trust are split into two or more portions, called tranches, varying in risk, maturity, payment priority and yield. The riskiest portion is the "equity" tranche, which is the first loss position to observe defaults from the collateral in the trust. Because they are partially protected from defaults, senior tranches of a CDO trust typically have higher ratings and lower yields than the underlying collateral securities held by the trust and can be rated investment grade. The Fund may invest in any tranche of a CDO excluding the "equity" tranche.

II.	 The "Fund Details - Principal Risks" section is revised
to add the following:

Collateralized Debt Obligations (CDOs)
The risks of an investment in a CDO depend largely on the type of collateral held by the special purpose entity (SPE) and the tranche of the CDO in which the Fund invests.
Investment risk may also be affected by the performance of a CDO's collateral manager (the entity responsible for selecting and managing the pool of collateral securities held by the SPE trust), especially during a period of market volatility. CDOs may be deemed to be illiquid securities and subject to the Fund's restrictions on investments in illiquid securities. The Fund's investment in CDOs will not receive the same investor protection as an investment in registered securities.

In addition, prices of CDO tranches can decline considerably.
In addition to the normal risks associated with debt securities and asset backed securities (e.g., interest rate risk, credit risk and default risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments;
(ii) the quality of the collateral may decline in value or quality or go into default or be downgraded; (iii) the Fund may invest in tranches of a CDO that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer, difficulty in valuing the security or unexpected investment results.